EXHIBIT E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2011 on Form 18-K filed with the SEC on October 1, 2012, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2008		2009		2010		2011		2012
The Economy
Gross Domestic Product:
(in billions of current Brazilian reais)	R$	3,032.20	R$	3,239.40	R$	3,770.08	R$	4,143.01	R$	4,402.54
(GDP at current prices in U.S.$ billions)(1)	U.S.$	1,650.9	U.S.$	1,625.6	U.S.$	2,143.9	U.S.$	2,475.1	U.S.$	2,252.6
Real GDP Growth (decline)(2)		5.2%		(0.3)%		7.5%		2.7%		0.9%
Population (millions)		189.6		191.5		193.3		194.9		196.5
GDP Per Capita(3)	U.S.$	8,706.68	U.S.$	8,489.82	U.S.$	11,093.88	U.S.$	12,696.10	U.S.$	11,462.22
Unemployment Rate(4)		6.8%		6.8%		5.3%		4.7%		4.6%
IPCA (rate of change) (5)		5.9%		4.3%		5.9%		6.5%		5.8%
IGP-DI (rate of change)(6)		9.1%		(1.4)%		11.3%		5.0%		8.1%
Nominal Devaluation Rate(7)		31.9%		(25.5)%		(4.3)%		12.6%		8.9%
Domestic Real Interest Rate(8)		6.20%		5.38%		3.66%		4.80%		2.50%
Balance of Payments (in U.S.$ billions)
Exports		197.9		153.0		201.9		256.0		242.6
Imports		(173.1)		(127.7)		(181.8)		(226.2)		(223.1)
Current Account		(28.2)		(24.3)		(47.3)		(52.5)		(54.2)
Capital and Financial Account (net)		29.4		71.3		99.9		112.4		72.8
Overall Balance (Change in Reserves)		3.0		46.7		49.1		58.6		18.9
Total Official Reserves		206.81		239.1		288.6		352.0		378.61
Public Finance
Central Government Primary Balance (9)		2.0%		3.3%		2.5%		2.6%		2.0%
Consolidated Public Sector Primary Balance (10)		3.4%		2.0%		2.7%		3.1%		2.4%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	1,264.82	R$	1,398.42	R$	1,603.94	R$	1,783.06	R$	1,916.71
External Federal Public Debt (EFPD or DPFe)	R$	132.51	R$	98.97	R$	90.10	R$	83.29	R$	91.28
Federal Public Debt as % of Nominal GDP		46.1%		46.2%		44.9%		45.0%		45.6%
Total Federal Public Debt (in R$ billions)(11)	R$	1,397.34	R$	1,497.39	R$	1,694.04	R$	1,866.35	R$	2,007.98
General Government Gross Debt (GGGD or DBGG) (in R$ billions)(12)	R$	1,740.89	R$	1,973.42	R$	2,011.52	R$	2,243.60	R$	2,583.95
DBGG as % of GDP		57.4%		60.9%		53.4%		54.2%		58.7%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions)(13)(14)	R$	1,168.24	R$	1,362.71	R$	1,475.82	R$	1,508.55	R$	1,550.08
DLSP as % of GDP		38.5%		42.1%		39.2%		36.4%		35.2%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon current Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-over-year percentage movement of the U.S. dollar against the Brazilian real (sell side).
(8)	Brazilian federal treasury securities deflated by the IPCA and adjusted at each month-end to denote real annual yield.
(9)	The Central Government consists of the National Treasury Secretariat, the Social Security System (RGPS) and the Central Bank. The Consolidated Public Sector consists of the Federal Government, states, municipalities and public enterprises, except Petrobras and Eletrobras.
(10)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(11)	Total Federal Public Debt announced by the National Treasury Secretariat.
(12)	The General Government Gross Debt (GGGD) pertains to that of the federal, state and municipal governments, both with the private sector and the public financial sector. However, debts that are the responsibility of state-owned companies (at the three levels of government) are not covered by the GGGD category. Although the Central Bank is not an entity whose liabilities figure in this indicator, its open-market operations committed to the financial sector are classified as general government debt.
(13)	The Net Public Sector Debt (NPSD) refers to the total obligations of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, net debt includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).
(14)	NPSD is the main indebtedness indicator used by the Federal Government when making economic policy decisions and, as compared to GGGD, more adequately reflects the dynamics of public liabilities and the Federal Government’s fiscal efforts, which are shown by the consolidated primary balance at all levels. For example, in its fiscal reports, the Federal Government generally focuses on the NPSD/GDP ratio, and includes in its Budgetary Guidelines Law (LDO) an annual estimate of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary surplus targets for the whole public sector.

Sources:	IBGE; Getúlio Vargas Foundation; Central Bank of Brazil; National Treasury Secretariat

Recent Political Developments

President Rousseff was elected President of Brazil on October 31, 2010 and took office on January 1, 2011, replacing former president Luiz Inácio Lula da Silva. President Rousseff is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (304/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. As of April 25, 2013, 70% (360/513) of the seats in the Chamber of Deputies and 77% (62/81) of the seats in the Senate were held by parties that support President Rousseff.

Gross Domestic Product

Brazil’s GDP increased 0.9% in 2012 relative to the previous year. The service sector increased by 1.7% in 2012 relative to the previous year, whereas the agricultural and industrial sectors decreased by 2.3% and 0.8%, respectively. Gross Fixed Capital Formation (investments in manufacturing plants, machinery and capital equipment) decreased by 4.0% in 2012 relative to 2011. Household consumption rose by 3.1% in 2012 relative to 2011.

The latest data released from Quarterly National Accounts showed that, on a seasonally-adjusted basis, GDP increased 0.6% in the fourth quarter of 2012, compared with the third quarter of 2012. The best performing sector during the fourth quarter of 2012 was the service sector. The service sector increased 1.1% from the end of the third quarter of 2012 to the end of the fourth quarter. The industry sector followed, with an increase of 0.4% over the same period, while the agriculture sector recorded a decrease of 5.2%.

In comparison with the fourth quarter of 2011, GDP for the fourth quarter of 2012 grew 1.4%. Value added at basic prices rose by 1.1%, and net taxes on products rose by 2.7%. With respect to internal demand, gross formation of fixed capital fell 4.5% in the fourth quarter of 2012 relative to the fourth quarter of 2011. Over the same period, general government consumption expenditure grew by 3.1%, and household consumption expenditure rose 3.9%.

On October 24, 2012, the Federal Government announced that it was extending the reduced Industrialized Products Tax (IPI) on vehicles until December 31, 2012, to support investment and employment. According to the Federal Government, the estimated tax concession resulting from the extension is R$800 million. On April 1, 2013, the Federal Government announced that it was further extending the reduced IPI on vehicles and trucks until December 31, 2013. According to the Federal Government, the estimated tax concession resulting from the extension is R$2.2 billion.

On December 5, 2012, the Brazilian Finance Minister announced the extension of the Investment Support Program (the “PSI”) for 2013. The program, which began in 2009, aims to finance the purchase of capital goods (such as machines, buses and trucks) and incentivize technological innovation. According to the Minister, the volume of funds available under the PSI is R$100 billion. The PSI allows Brazil to subsidize the interest rate of loans from the National Bank of Economic and Social Development (BNDES) to purchase capital goods and support export and technological innovation. As of December 31, 2012, BNDES, through PSI, had disbursed R$165.4 billion. Provisional Measure No. 594, dated December 6, 2012, fixed the credit authorization for the program at R$312 billion.

New rates and conditions will apply to the program in 2013. The new conditions will allow companies to invest about 8% more funds in capital goods and technological innovation. Also, the Minister announced a reduction of the TJLP (Long Term Interest Rate) from 5.5% to 5.0%, with the new 5.0% rate becoming effective on January 1, 2013 and continuing through the end of the first quarter of 2013. The National Monetary Council (CMN) approved the reduction for the first quarter on December 20, 2012. On March 27, 2013, the CMN elected to keep the rate at 5.0% for the second quarter of 2013.

On December 6, 2012, Brazilian President Rousseff announced the launch of the Logistics Investment Program – Ports, a program expected to invest R$54.2 billion in the modernization and expansion of Brazil’s ports and harbor sector through concessionaires and lessees. Of this amount, R$31 billion is expected to be invested during 2014 and 2015. The remaining R$23.2 billion is expected to be invested during 2016 and 2017. The measure aims to improve infrastructure and stimulate economic growth in Brazil.

On December 20, 2012, the Federal Government announced the launch of its airport project as part of a Logistics Investment Program, which was implemented earlier in 2012 to improve Brazil’s national infrastructure. Through the Logistics Investment Program, the Federal Government will invest R$7.3 billion in 270 airports. The aim of the project will be to reduce delays, increase regional aviation routes, improve the quality of airport services, and facilitate access to air transportation. The Federal Government has created Infraero Services, a subsidiary of Brazil’s national airport infrastructure company, Infraero, to help administer the airport program. Infraero Services will partner with an international operator to train personnel and enhance the quality of airport services. Another main component of the airport program will be a public bid process for concession agreements to manage Galeão Airport in Rio de Janeiro and Confins Airport in Belo Horizonte. Overall, the airport project aims to invest in and incentivize development of airport services, regional aviation, and regulation of private and public airports in Brazil.

On March 14, 2013, the Federal Government launched the Inova Empresa Plan, with estimated investments of R$32.9 billion, to boost productivity and competitiveness in various sectors of the economy through technological innovation. The funds, to be used in 2013 and in 2014, will benefit companies of all sizes in the industrial, agricultural, and service sectors. The agencies administering the program are BNDES and the Studies and Projects Financing Agency (FINEP), which is linked to Brazil’s Ministry of Science, Technology and Innovation. Of the total amount to be invested, R$23.5 billion is earmarked for seven strategic areas: Agriculture and Agribusiness; Energy; Oil and Gas; Health; Defense; Information and Communication Technology; and Environmental Sustainability. Another R$5 billion will be invested in comparable activities for companies operating in non-strategic sectors and in small businesses. The funds will finance research and development activities towards incremental innovation and product and process engineering, including RD&I infrastructure projects. The remaining R$4.4 billion will come from the National Petroleum Agency (Agência Nacional do Petróleo - ANP), the National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) and the Brazilian Service for Support for Micro and Small Enterprises (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas - SEBRAE). The funds will finance innovations in the oil and gas and renewable energy chains and will support micro and small businesses.

On April 1, 2013, the Federal Government announced that it was further extending the reduced IPI on vehicles and trucks until December 31, 2013. According to the Federal Government, the estimated tax concession resulting from the extension is R$2.2 billion.

On April 30, the CMN reduced the interest rates on Projetos Transformadores, one of the projects of the ISP. With this measure, the interest rates, which were 5.0% per year, are now 3.5% for operations contracted in 2013.

Employment

For 2012, the group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre) had an estimated average unemployment rate of 5.5%. In March 2013, the surveyed unemployment rate increased to 5.7%, from 5.6% in February 2013.

Prices

The National Extended Consumer Price Index (IPCA) increased by 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012. In April 2013, the IPCA changed 0.55%, for a cumulative increase of 6.49% over the trailing 12-month period, compared to an IPCA increase of 6.59% over the trailing 12-month period ending in March 2013. The accumulated inflation rate (as measured by IPCA) through April 30, 2013 has been 2.5%.

The inflation rate (as measured by IGP-DI) increased 9.1% in 2008, decreased 1.4% in 2009 and increased 11.3% in 2010, 5.0% in 2011 and 8.1% in 2012. In April 2013, the IGP-DI decreased 0.06% compared to an increase of 0.31% in March 2013. As of April 30, 2013, the IGP-DI for the trailing 12-month period was 6.83% and the cumulative rate for 2013 was 0.76%.

Monetary Policy

In its last meeting on April 16 and 17, 2013, the COPOM raised the Selic interest rate from 7.25% to 7.50% per year, without bias, and stated that the elevated level of inflation and the dispersion of price increases, among other factors, contribute to the persistence of inflation and must be responded to through monetary policy. The COPOM may establish a monetary policy “bias” at its regular meetings. A bias (to ease or tighten monetary policy), authorizes the President of the Central Bank to increase or decrease the Selic interest rate target in a specified direction at any time between regular COPOM meetings. For example, an upward bias permits the President of the Central Bank to raise the Selic rate between COPOM meetings, with no need to call a special meeting.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$1.6662 to U.S.$1.00 on December 31, 2010, R$1.8758 to U.S.$1.00 on December 30, 2011, R$2.0435 to U.S.$1.00 on December 31, 2012, and R$2.0110 to U.S.$1.00 on May 7, 2013.

On December 5, 2012, the Federal Government announced that the 6% Financial Transactions Tax (IOF) entry tax on foreign borrowing would thereafter apply to loans with terms in excess of one year, instead of two years. The Finance Minister explained that this change aims to increase resources available for local companies to invest in production.

Balance of Payments; Foreign Trade; International Reserves

In 2012, Brazil registered a trade surplus of approximately U.S.$19.4 billion, compared to a trade surplus of approximately U.S.$29.8 billion in 2011. Exports in 2012 totaled U.S.$242.6 billion, a 5.3% decrease over 2011, while imports totaled U.S.$223.1 billion, a 1.4% decrease over 2011. Despite the trade surplus, the current account registered a deficit of approximately U.S.$54.2 billion in 2012, compared to a deficit of approximately U.S.$52.5 billion in 2011. The current account deficit has been offset by inflows through the capital-financial account, leading to a balance of payments surplus of approximately U.S.$18.9 billion in 2012, compared to a surplus of approximately U.S.$58.6 billion in 2011.

The accumulated current account deficit over the 12-month period ended March 31, 2013 was approximately U.S.$67.0 billion, compared to an accumulated deficit of approximately U.S.$49.8 billion over the 12 month period ended March 31, 2012. As of March 31, 2013, the services and income account accumulated over the previous 12 months showed a deficit of U.S.$81.9 billion and the current unilateral transfers account accumulated over the previous 12 months showed a surplus of U.S.$3.1 billion. The balance of payments surplus accumulated over the previous 12 months was approximately U.S.$13.1 billion through March 31, 2013, compared to an accumulated surplus of approximately U.S.$43.4 billion through March 31, 2012.

As of March 31, 2013, the trade surplus accumulated over the previous 12 months was approximately U.S.$11.9 billion, compared to an accumulated 12 month trade surplus of approximately U.S.$29.1 billion recorded through March 31, 2012. Exports accumulated over the previous 12 months totaled U.S.$238.3 billion through March 31, 2013, a 6.8% decrease from the U.S.$259.9 billion recorded in the 12 months ended March 31, 2012. Imports accumulated over the previous 12 months totaled U.S.$226.5 billion through March 31, 2013, a 0.3% decrease from the U.S.$230.8 billion recorded through March 31, 2012.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$352.0 billion on December 30, 2011 and U.S.$378.6 billion on December 31, 2012. On May 6, 2013, Brazil’s international reserves totaled U.S.$377.9 billion.

On March 26, 2013, Brazil and China signed a Memorandum of Understanding on Bilateral Cooperation on Macroeconomic, Fiscal and Financial Policies. As part of the Memorandum of Understanding, the Central Bank of Brazil and the People’s Bank of China announced the establishment of a bilateral currency swap of R$60 billion or CNY 190 billion. The currency swap has an initial period of three years and may be extended by agreement of the parties. The Memorandum of Understanding, requested by the leaders of Brazil and China in a joint statement in June 2012, aims to facilitate bilateral trade between the two countries.

Foreign Investment

Net foreign direct investment totaled approximately U.S.$65.3 billion during 2012, compared with approximately U.S.$66.7 billion in 2011. As of March 31, 2013, the net foreign direct investment accumulated over the previous 12 months was approximately U.S.$63.6 billion compared to approximately U.S.$64.1 billion accumulated in the 12-month period ended March 31, 2012.

On March 21, 2012, criminal charges were filed against the oil company Chevron and drill-rig operator Transocean concerning a November 2011 oil spill in the Atlantic Ocean off the coast of the state of Rio de Janeiro. Brazilian authorities ordered certain officers of these companies, some of whom were not citizens of Brazil, to surrender their passports and remain in Brazil pending the criminal investigation. In October 2012, a decision from the President of the Superior Court of Justice determined that Transocean could continue drilling for oil in Brazil. Chevron’s operations are limited to repairing damage caused by the oil spill. Both companies have agreed to change their offshore safety and operating procedures. The decision was a result of an appeal from the National Petroleum Agency (ANP) after a federal court suspended all oil extraction and transport activities of the two companies. Civil and criminal charges against the companies are still pending trial. The impact of these events on future foreign investments in the Brazilian oil business is unclear.

Fiscal Policy

According to the Budget Directives Law No. 12,708, dated August 17, 2012, the consolidated public sector primary balance target for 2013 was set at a R$155.9 billion surplus, an amount that may be reduced by up to R$65.2 billion of expenses from the Growth Acceleration Plan (Plano de Aceleração do Crescimento, or “PAC”), from the Brazil Without Poverty Plan (Plano Brasil sem Miséria, or “PBSM”) and from tax exemptions.

Law No. 12,382, signed by President Rousseff on February 25, 2011, set a monthly minimum wage of R$545 and also established guidelines for minimum wage adjustments until 2015 based on inflation and GDP growth. For 2013, the minimum wage is R$678, an increase of 9.0% compared to the minimum wage in effect for 2012.

The 2012 full consolidated public sector primary balance target of R$139.8 billion could not be met due to a decrease in tax revenue collections and more than R$45 billion in tax incentives offered as economic stimulus for local investments. Therefore, as authorized in the Budget Guideline Law (LDO) for 2012, the Federal Government deducted R$39.3 billion from PAC expenses.

Moreover, as state governments were unable to meet their fiscal target (R$42.8 billion) by R$21.3 billion, the Federal Government used resources (R$12.5 billion) from its sovereign wealth fund (FSB), which was designed to be used in these types of situations. The Federal Government also brought forward dividend payments from state-run enterprises, a measure that is contemplated in the law and in the budget. Part of the dividends is transferred to the Federal Government and another part is used to capitalize state-run enterprises, companies and banks. Through these measures, the target was met and public net debt declined for the year: 36.4% of GDP in 2011 and 35.2% in 2012. As of April 30, 2013, the sovereign wealth fund’s net equity was R$2.9 billion.

On April 4, 2013, the Brazilian President signed the 2013 Budget Law. The law estimated revenue of R$2,277 billion for 2013 and set forth how this revenue would be used. The projected nominal primary balance target is R$155.9 billion (around 3.1% of projected GDP) for 2013. Of this amount, up to R$25 billion may be deducted for priority investments. The Government also projects a reduction in Brazil’s public sector net debt to 34.3% of GDP from the expected 35.1% of GDP in 2012. The macroeconomic assumptions used to prepare the law set GDP growth at 4.5% and the accumulated inflation rate at 4.9% for 2013.

On April 15, 2013, the Federal Government sent to Congress a draft 2014 Budget Guideline Law. In the draft law, the Federal Government projects an increase in the minimum wage, from R$678 to R$719.48 in 2014. The draft law also sets funding for the Brazil Without Poverty program and the Growth Acceleration Program (PAC), which includes the My House, My Life Program, as a priority. In addition, the draft law sets a nominal primary balance target for the public sector for 2014 of R$167.4 billion (approximately 3.1% of GDP). Of this amount, the draft law projects R$67 billion in deduction and exemptions for priority investments. The draft law aims to reduce public sector net debt, which stood at 60.4% of GDP in 2002, to 26.4% of GDP by 2016. The macroeconomic parameters contemplated by the draft law anticipate inflation of 4.5% for each of the years ended December 31, 2014, 2015 and 2016, with the SELIC rate remaining constant at 7.25% and is based on projected GDP growth of 4.5% for 2014, 5.0% for 2014 and 4.5% for 2016.

Public Finance

In 2012, Brazil’s consolidated public sector primary surplus was R$104.9 billion (2.4% of GDP), compared to R$128.7 billion (3.1% of GDP) in 2011. In March 2013, the public sector registered a primary surplus of R$3.5 billion, compared to the R$10.4 billion surplus registered in March 2012. For the 12-month period ended March 31, 2013, the accumulated surplus was R$89.7 billion (2.0% of GDP).

The consolidated public sector nominal deficit in 2012 was R$108.9 billion (2.5% of GDP), compared with the R$107.9 billion (2.6% of GDP) consolidated public sector nominal deficit in 2011. The nominal result registered a deficit of R$15.9 billion in March 2013. For the 12-month period ended March 31, 2013, the deficit was R$127.5 billion (2.8 % of GDP).

Brazil’s accumulated social security deficit in 2012 totaled R$42.3 billion, 9% higher than in 2011 when the deficit was R$38.8 billion. The deficit in the social security system increased R$6.2 billion in January 2013, an increase of 92.7% in real terms compared with the same month in 2012.

Petrobrás, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary surplus of the federal budget in nominal terms, was removed from the calculation of the primary surplus beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary surplus of the federal budget in nominal terms, also was removed from the calculation of the primary surplus beginning in 2010. The IMF publication Government Finance Statistics 2001 suggests that federal state-owned companies not be included in the fiscal accounts of the public sector.

Public Debt

In February 2013, the Brazilian National Treasury released the Annual Public Debt Report 2012 and the Annual Borrowing Plan 2013. The Annual Public Debt Report 2012 presents the federal public debt (FPD) results for 2012 and discusses how the public debt was managed throughout the year, using as a reference the guidelines and targets set forth in the Annual Borrowing Plan 2012. The report also describes Brazil’s macroeconomic environment, as well as the achievements of the National Treasury and Treasury Direct (an internet based retail sales program) in 2012. The Annual Borrowing Plan 2013 sets forth the goals of the National Treasury and presents the objectives, guidelines and targets that will be pursued during the year. The objectives and guidelines are to

•	gradually replace floating rate bonds with fixed rate or inflation-linked instruments;

•	smooth the maturity structure, with special attention to short-term debt;

•	increase the average maturity of the outstanding debt;

•	develop the yield curve on both domestic and external markets;

•	increase the liquidity of federal public securities on the secondary market;

•	broaden the investor base; and

•	improve the External Federal Public Debt profile through issuances of benchmark securities, buybacks and structured operations.

The Annual Borrowing Plan 2013 targets total public debt within a band of R$2,100 billion and R$2,240 billion, compared to R$2,008 billion in 2012. The target composition contemplates fixed rate debt between 41.0 and 45.0 percent of total debt, compared to 40.0 percent in 2012; inflation-indexed debt between 34.0 percent and 37.0 percent, compared to 33.9 percent in 2012; floating rate debt between 14.0 and 19.0 percent, compared to 21.7 percent in 2012; and foreign exchange indexed debt between 3.0 and 5.0 percent, compared to 4.4 percent in 2012. The percentage of debt falling due within 12 months is targeted between 21.0 and 25.0 percent, compared to 24.4 percent in 2012; and the average term is targeted to increase to between 4.1 and 4.3 years, compared to 4.0 years in 2012.

Brazil’s net public sector debt as of December 31, 2012 was R$1,550.1 billion (35.2% of GDP), compared to R$1,508.5 billion (or 36.4% of GDP) as of December 31, 2011. Brazil’s General Government Gross Debt (GGGD or DBGG) totaled R$2,583.9 billion (58.7% of GDP) as of December 31, 2012, compared to R$2,243.6 billion (54.2% of GDP) as of December 31, 2011. On March 31, 2013, Brazil’s net public sector debt stood at R$1,596.3 billion (35.5% of GDP), and Brazil’s GGGD stood at R$2,663.0 billion (59.2% of GDP).

Brazil’s federal public debt (FPD) stood at R$2,008.0 billion as of December 31, 2012, compared with R$1,866.4 billion as of December 31, 2011. On March 31, 2013, Brazil’s domestic federal public debt (DFPD or DPMFi) totaled approximately R$1,851.8 billion, compared to R$1,775.9 billion on March 31, 2012. Brazil’s external federal public debt (EFPD or DPFe) stood at R$88.7 billion on March 31, 2013, compared to R$80.0 billion on March 31, 2012. The federal floating rate (Selic rate) debt decreased to R$400.0 billion (20.6% of FPD) on March 31, 2013, from R$488.8 billion (26.3% of FPD) on March 31, 2012, while fixed rate debt increased to R$751.8 billion (38.7% of FPD) on March 31, 2013, from R$700.9 billion (37.8% of FPD) on March 31, 2012.

The average maturity of Brazil’s federal public debt was 3.50 years in December 2008, 3.53 years in December 2009, 3.51 years in December 2010, 3.62 years in December 2011 and 3.97 in December 2012. In March 2013, the average maturity of Brazil’s federal public debt was 4.18 years. Approximately R$497.6 billion, or 25.6% of the total federal public debt outstanding as of March 31, 2013, is scheduled to mature on or before March 2014. From 2008 to 2012, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing EFPD Buyback Program that started in January 2007. The Buyback Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to approximately U.S.$14.5 billion in principal amount.

On April 4, 2011, Fitch Ratings upgraded Brazil’s foreign and local currency Issuer Default Ratings (IDRs) to “BBB” from “BBB-” with a stable outlook and its Country Ceiling to “BBB+” from “BBB”. On October 25, 2011, Fitch Ratings affirmed its investment grade rating of “BBB” with a stable outlook on Brazil’s foreign and local currency IDRs. On June 20, 2011, Moody’s Investors Service lifted Brazil a notch further into investment grade status to “Baa2” from “Baa3” and retained its positive outlook. On November 21, 2012, Moody’s Investors Service affirmed the bond rating of Brazil at Baa2 and maintained its positive outlook. On November 17, 2011, Standard & Poor’s Ratings Services raised its long-term foreign currency sovereign rating on the Federative Republic of Brazil to ‘BBB’ from ‘BBB-’ and the long-term local currency rating to ‘A-’ from ‘BBB+’. At the same time, S&P affirmed its short-term ratings on the country, at foreign currency ‘A-3’ and local currency ‘A-2’. The outlook on the long-term ratings is stable. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. We disclose these ratings because, though we have no control over ratings, they are important to our ability to obtain the financing that we need on terms that are favorable to us. A decision by a rating agency to downgrade our credit rating may have an adverse impact on our ability to access funding and increase our borrowing costs, while an upgrade in our rating may improve our access to funding and reduce our borrowing costs.

The National Treasury issued securities with a present value of approximately R$10 billion on June 21, 2012, R$20 billion on October 16, 2012, and R$15 billion on December 28, 2012, in favor of BNDES, to provide funds to the development bank and support long-term corporate investments as a part of a package of measures announced by the Federal Government on April 3, 2012.

Brazil has completed the following offerings since December 31, 2011:

•	an offering of U.S.$825,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on January 6, 2012;

•	an offering of R$3,150,000,000 aggregate principal amount of its 8.50% Global BRL Bonds due 2024 on April 27, 2012; and

•	an offering of U.S.$1,350,000,000 aggregate principal amount of its 2.625% Global Bonds due 2023 on September 12, 2012.

On May 9, 2013, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S.$800,000,000 aggregate principal amount of its 2.625% Global Bonds due 2023. The Global Bonds will be a further issuance of, and will be consolidated to form a single series with, the U.S.$1,350,000,000 aggregate principal amount of Brazil’s outstanding 2.625% Global Bonds due 2023 that were previously issued on September 12, 2012. The settlement for the offering is expected to occur on May 16, 2013.